Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J281)
August 7, 2012

Credit Suisse – Capped Knock-Out Notes due August 28, 2013 Linked to the Common Stock of Wells Fargo & Company

Trade Details & Characteristics

Issuer: Credit Suisse AG ("Credit Suisse") Nassau Branch

Pricing Date: Expected to be August 10, 2012.

Settlement Date: Expected to be August 15, 2012.

Reference Shares: Common Stock of Wells Fargo & Company ("WFC")

Payment at Maturity: A cash payment at maturity per $1000 principal amount of notes equal to $1000 + the product of $1000 and:

- **if a Knock-Out Event has not occurred**, the Fixed Payment Percentage.
- **if a Knock-Out event has occurred**, the Underlying Return.

Knock-Out Event: If the Final Share Price is less than the Initial Share Price by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount: Expected to be 30.0% (to be determined on the Pricing Date).

Underlying Return: (Final Share Price – Initial Share Price) / Initial Share Price

Fixed Payment Percentage: Expected to be 7.55% (to be determined on the Pricing Date).

Initial Share Price:* The closing price of one Reference Share on the Pricing Date.

Final Share Price: The closing price of one Reference Share on the Valuation Date.

Valuation Date:† August 23, 2013

Maturity Date:† August 28, 2013

Fees: J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Profile

- If a Knock-Out Event has occurred, investors will be entitled to receive per $1,000 principal amount of notes an amount equal to $1,000 plus the product of $1,000 and the Underlying Return. You could lose your entire investment.
- If a Knock-Out Event has not occurred, investors will be entitled to receive per $1,000 principal amount of notes an amount equal to $1,000 plus the product of $1,000 and the Fixed Payment Percentage, which is expected to be 7.55% (to be determined on the Pricing Date). Any payment on the notes is subject to our ability to pay our obligations as they become due.

Product Risks

- Investment may result in a loss of up to 100% of your investment. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Share Price compared to the Initial Share Price.
- The notes do not pay interest.
- Although the return on the notes will be based on the performance of the Reference Shares, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.
- If a Knock-Out Event has not occurred, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of any appreciation in the Reference Shares, which may be significant. We refer to this percentage as the Fixed Payment Percentage, which will be set on the Pricing Date and will not be less than 7.55%. Accordingly, the maximum amount payable at maturity is expected to be $1,075.50 per $1,000 principal amount of notes (to be determined on the Pricing Date). Any payment on the notes is subject to our ability to pay our obligations as they become due.

(continued on the next page)

Hypothetical Payment at Maturity**



Capped Knock-Out Notes
Knock-Out Buffer Amount
Direct Investment in Underlying
$1,075.5
Payment at Maturity
$1,000
$800
$600
$400
$200
$0
-30%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
Percentage change of Underlying from Pricing Date to Valuation Date

Underlying Return	Return on the Notes	Payment at Maturity
40.0%	7.55%	$1,075.50
30.0%	7.55%	$1,075.50
20.0%	7.55%	$1,075.50
10.0%	7.55%	$1,075.50
0.0%	7.55%	$1,075.50
-10.0%	7.55%	$1,075.50
-20.0%	7.55%	$1,075.50
-30.0%	7.55%	$1,075.50
-30.01%	-30.01%	$699.90
-40.0%	-40.0%	$600.00
-50.0%	-50.0%	$500.00
-60.0%	-60.0%	$400.00
-70.0%	-70.0%	$300.00
-80.0%	-80.0%	$200.00
-90.0%	-90.0%	$100.00
-100.0%	-100.0%	$0.00

** The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Reference Shares assuming a Knock-Out Buffer Amount of 30.0%, a Fixed Payment Percentage of 7.55% and a Share Adjustment Factor of 1.0. The actual Knock-Out Buffer Amount and Fixed Payment Percentage will be determined on the Pricing Date. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Share Price and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan
Placement Agent

* In the event that the closing price of the Reference Shares is not available on the Pricing Date, the Initial Share Price will be determined on the immediately following trading day on which a closing price is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
If the Final Share Price is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 30.0%*, you will not be entitled to receive the Fixed Payment Percentage of 7.55%* on the notes, you will be fully exposed at maturity to the depreciation of the Final Share Price as compared to the Initial Share Price and you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Share Price as compared to the Initial Share Price. Under these circumstances, you will lose some or all of your investment at maturity. *The actual Knock-Out Buffer Amount and the actual Fixed Payment Percentage on the notes will be set on the Pricing Date and will not be less than 30.0% and 7.55%, respectively.

•
The calculation agent will make anti-dilution adjustments for the Reference Shares for certain events affecting the Reference Shares. The calculation agent is not required, however, to make such adjustments in response to all actions. If such an event occurs and the calculation agent is not required to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the price of the Reference Shares, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including whether the Final Share Price has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount, the expected volatility of the Reference Shares, the time to maturity of the notes, the dividend rate on the Reference Shares, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, events affecting companies engaged in the financial services industry, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Shares, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.  Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any changes resulting from another factor or factors.

•
As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Shares. In addition, the issuer of the Reference Shares (the “Reference Share Issuer”) will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Shares and the notes

•
We are not affiliated with the Reference Share Issuer. We assume no responsibility for the adequacy of the information about Reference Share Issuer. You should make your own investigation into the Reference Shares and the Reference Share Issuer. We are not responsible for the Reference Share Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Shares or instruments related to the Reference Shares. We or our affiliates may also trade in the Reference Shares or instruments related to the Reference Shares from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 7, 2012, Product Supplement No. JPM-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004027/dp32127_424b2-j281.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.